SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 25, 2005

Commission File Number 001-31914

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 25, 2005, China Life Insurance Company Limited issued an announcement, copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated July 22, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
July 25, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

ANNOUNCEMENT

This announcement is made in accordance with Rule 13.09 of the Listing Rules. Reference is made to the announcement made by the Company on 20 October 2004. The nominal amount of government bonds with Min Fa Securities for custody by the Company is RMB372.7 million. The Company noticed that Min Fa Securities has been ordered to wind up and the liquidation proceedings have commenced. As at the date of this announcement, the Company has completed the registration of its rights over the government bonds. The Company is of the view that there is uncertainty in recovering the government bonds with Min Fa Securities in full. However, the Company considers that there will be no material adverse impact on its operational and financial positions.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Reference is made to the announcement made by the Company on 20 October 2004.

From “Announcement (No.1) of the Liquidation Group of Min Fa Securities Company Limited” dated 20 July 2005 published in the press, the Company noticed that Min Fa Securities Limited (“Min Fa Securities”) has been ordered, by the China Securities Regulatory Commission, to wind up and the liquidation proceedings of Min Fa Securities have commenced.

The nominal amount of government bonds with Min Fa Securities for custody by the Company is RMB372.7 million. Such government bonds are for custodian purposes only and are not a part of an asset management arrangement. The Company has disclosed in its 2004 Interim Report, its announcement dated 20 October 2004 and its 2004 Annual Report that Min Fa Securities was unable to execute the transfer of the custodian of such government bonds as requested by the Company. As a result, the Company has made a provision of RMB320 million as at 31 December 2004. Also, the Company has taken all necessary steps to safeguard the Company’s rights over the government bonds. As at the date of this announcement, the Company has completed the registration of its rights over the above-mentioned government bonds. The Company will closely monitor the liquidation proceedings of Min Fa Securities and consider whether further provisions will be made.

The Company is of the view that there is uncertainty in recovering the government bonds with Min Fa Securities in full. However, the Company considers that there will be no material adverse impact on its operational and financial positions.

Except for the bonds with Min Fa Securities, all other registered treasury bonds are entrusted with China Life Assets Management Company Limited, a subsidiary of the Company.

In the meantime, shareholders of the Company and investors are advised to exercise caution when dealing in the securities of the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of directors of the Company comprises of:

Executive directors: Wang Xianzhang, Miao Fuchun

Non-executive directors: Wu Yan, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun.

22 July 2005